Lynda Kay Chandler (858) 550-6014 kchandler@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

June 30, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Jeffrey Riedler

             Karen Ubell

Re:	Horizon Pharma, Inc.

Registration Statement on Form S-1 (File No. 333-168504)

Response to Comment Letter dated June 13, 2011

Dear Mr. Riedler and Ms. Ubell:

We are filing this supplemental information via EDGAR on behalf of our client Horizon Pharma, Inc. (the “Company”), in response to the June 13, 2011 comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and subsequent telephonic conferences with the Staff on June 24 and 27, 2011 regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on August 3, 2010. Attached as Exhibit A hereto please find marked copies of certain portions of the Registration Statement that have been revised in response to the Staff’s comments in the Comment Letter and to reflect a 1 for 2.374 reverse stock split and preliminary price range (the “Revised Pages”), with the marked changes reflecting revisions to Amendment No. 6 to the Registration Statement filed with the Commission on June 7, 2011. We have incorporated the text of the comments in the Comment Letter into this supplemental response letter in the paragraphs below for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Revised Pages. We are submitting this letter via EDGAR and courtesy copies of this letter are being submitted to the Staff under separate cover.

Staff Comments and Company Responses

Valuation of Stock-Based Compensation, Common Stock and Warrants

Common Stock Valuation, page 65

1. Please revise your disclosure to qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. See paragraph 182(b) of the AICPA Practice Aid.

Response: The Company acknowledges the Staff’s comment and has proposed expanding its disclosure on pages 71 and 72 of the Revised Pages to discuss the difference between the Company’s prior valuations and the estimated IPO price.

12. Stock Option Plan, page F-45

2. Please explain to us why expected volatility decreased to 64% for the three months ended March 31, 2011 from 79% for 2010 for employees and from 75% for 2010 for nonemployees. Provide us your determination of expected volatility.

Response: As disclosed in the notes to the Company’s financial statements, the Company uses an average of historical stock price volatility of five comparable publicly traded companies to estimate its own expected volatility. The expected volatility can vary between options granted between employees and non-employees due to different methods to calculate the expected term. The Company used the “simplified” method to calculate the expected term for options granted to employees, using the average of the vesting term and original contractual term, and the contractual life to estimate the expected term for non-employees.

During the year ending December 31, 2010, the historical stock price volatility, weighted by the actual stock options granted, was 79% and 75% for employees and non-employees, respectively and was calculated as follows:

6/30/2010	1,660,593	75%	100,240	75%
9/30/2010	49,375	79%	—
12/31/2010	72,500	66%	10,000	79%

2010 Fiscal Year	2,460,708	79%	110,240	75%

On March 24, 2011, the Company granted two stock options to purchase 8,500 and 6,000 shares to an employee and a non-employee, respectively. The Company used 64% price volatility to value these stock option grants since the historical average price volatility for the same comparable publicly-traded companies had decreased by 2% compared to the prior quarter. Had the Company used 79% and 75% for the two stock option grants issued during the quarter ending March 31, 2011 to the employee and non-employee, respectively, the impact on the Company’s financial statements would have been de minimus.

17. Subsequent Events, page F-52 (Unaudited)

3. Please tell us and revise your disclosure to clarify how you will account for the warrants issued to Kreos in June 2011.

Response: The Company acknowledges the Staff’s comment and has proposed revising its disclosure on page F-53 of the Revised Pages. The warrant issued to Kreos Capital III (UK) Limited (“Kreos”) in June 2011 was issued as partial consideration, along with the payment of 1.0 million Euros in connection with an assumption by Horizon Pharma, Inc. of a like amount of debt under the Kreos facility, to obtain Kreos’ consent to enter into the Company’s new debt facility with Oxford Finance LLC and Silicon Valley Bank (the “Oxford Facility”).

The Company is reviewing current accounting literature, specifically ASC 470-50 Modification and Extinguishments (“ASC 470-50”), with respect to the treatment of the warrant that was issued to Kreos in connection with the Oxford facility. This review has not been completed, and the Company does not expect to complete this review prior to the completion of its initial public offering.

The Company further advises the Staff that if it is determined that the partial assignment of the Kreos debt facility with Horizon Pharma AG to Horizon Pharma, Inc. constituted a modification of the existing debt instrument, the fair value of the warrant issued to Kreos would be recorded as a debt issuance cost and amortized to interest expense (using the effective interest method) over the remaining life of that debt instrument.

If it is determined that the partial assignment of the Kreos debt facility with Horizon Pharma AG to Horizon Pharma, Inc. constituted an extinguishment of the existing debt instrument, the fair value of the warrant issued to Kreos would be associated with the extinguishment of the prior debt instrument and included in determining the debt extinguishment gain or loss to be recognized.

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The Company respectfully requests the Staff’s assistance in completing the review of the Revised Pages as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Revised Pages or this response letter to me at (858) 550-6014 or Sean M. Clayton, Esq. at (858) 550-6034.

Sincerely,

Cooley LLP

/s/ Lynda Kay Chandler

Lynda Kay Chandler, Esq.

cc:	Timothy P. Walbert, Horizon Pharma, Inc.

Robert J. De Vaere, Horizon Pharma, Inc.

Barbara L. Borden, Esq., Cooley LLP

Sean M. Clayton, Esq., Cooley LLP

Cheston J. Larson, Esq., Latham & Watkins LLP

Divakar Gupta, Esq., Latham & Watkins LLP

Matthew T. Bush, Esq., Latham & Watkins LLP

Exhibit A

Revised Pages